

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2006

Mr. Robert T. Ray
Senior Vice President and Chief Financial Officer
The Houston Exploration Company
1100 Louisianna, Suite 2000
Houston, Texas 77002-52155

> **Re:** **The Houston Exploration Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **Filed May 9, 2006 and August 8, 2006**
> **Response Letter Dated September 29, 2006**
> **File No. 1-11899**

Dear Mr Robert T. Ray:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

Operating Expenses, page 35

1.   We note your response to prior comment two and request further information demonstrating how capitalized general and administrative costs are directly attributable to acquisitions, development, or exploratory costs as those terms are defined in Rule 4-10(a) of Regulation S-X. Please provide us a schedule including a detail description of each category of general and administrative costs

capitalized along with the related amount and an explanation of how you determined the amount to be a capital cost, including any allocation methods employed. The schedule should provide a clear description of the administrative activity performed and how that activity directly relates to a specific exploration, development, or acquisition activity. Additionally, please provide us with your proposed disclosures addressing the factors and reasons underlying the comparative period to period changes of capitalized general and administrative costs.

Financial Statements

Note 1 Summary of Organization and Significant Accounting Policies

Natural Gas and Oil Properties, page F-11

2.   We note your response to prior comment eight. Please expand your disclosure to further describe the measurement component of the method you apply in assessing impairment of your unevaluated properties.

Capitalization of Interest, page F-13

3.   We note your response to prior comment 10 indicating that you capitalize interest costs associated with unevaluated properties not subject to depreciation, depletion or amortization. Please further clarify your disclosure by addressing whether or not only interest costs associated with unevaluated properties with development or exploration activity in progress are capitalized. Refer to FIN 33

Engineering Comments

Business and Properties

Natural Gas and Oil Reserves, page 7

4.   You state that your reserves were "fully engineered" by independent petroleum consultants. Please tell us the meaning of "fully engineered" and an "independent petroleum consultant."

5.   Please include in this section the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Acreage Data, page 9

6.   We note that approximately 61% of your net undeveloped acreage is expiring in the next three years. Please revise your document to include this in the risk factor section.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 25

Industry Outlook, page 26

7.   You state that you cannot determine what effect increases or decreases in future natural gas and oil prices will have on your future revenues and cash flows. Please explain this conclusion given that production forecast from your reserve report can be used to report estimated future revenues and cash flows based on an assumed change of price. As an example, if gas prices increase or decrease by $1.00 per Mcf from the end of year 2005 prices you should be able to easily calculate the effect this change in price will have on future revenues and cash flows.   If oil prices change by $5.00 per barrel from the end of year 2005 prices you should also be able to calculate the effect this change will have on future results. Please revise your document to disclose these effects.

Reserve Report as of December 31, 2005

8.   We note that you have attributed a total of 17.4 BCFe of proved reserves to the Niobrara field. However, we also note that there are no proved developed producing reserves attributed to this field.   Please explain to us the basis of attributing proved non-producing and proved undeveloped reserves in this field.

9.   We note that under your total proved producing reserves you have included total future capital costs of $92,600,000 over the life of these reserves. Please tell us the purpose of these costs.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters and Jim Murphy at (202) 551-3703 regarding comments related to engineering matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief